MEDIA
Salah Mahyaoui	Jeff Macdonald
33-1-53-77-40-31	212-546-4824
33-6-73-68-78-88 (mobile)	917-371-0940 (mobile)
salah.mahyaoui@sanofi-aventis.com	jeffrey.macdonald@bms.com

Lisa Kennedy
908-243-6361
908-419-4381 (mobile)
lisa.a.kennedy@sanofi-aventis.com

INVESTORS
Sanjay Gupta	John Elicker
33-1-53-77-45-45	212-546-3775
sanjay.gupta@sanofi-aventis.com	john.elicker@bms.com

Felix Lauscher
212-551-4018
908-612-7239 (mobile)
felix.lauscher@sanofi-aventis.com

     NEW STUDY FURTHERS UNDERSTANDING OF THE ROLE OF DUAL
ANTIPLATELET THERAPY IN THE PREVENTION OF ATHEROTHROMBOTIC
EVENTS, INCLUDING HEART ATTACK, STROKE OR CARDIOVASCULAR
DEATH IN BROAD POPULATION

-- Certain subgroups may benefit from dual therapy, for others it should be avoided --

     PARIS, FRANCE AND PRINCETON, NEW JERSEY (MARCH 12, 2005) - Results from the CHARISMA (Clopidogrel for High Atherothrombotic Risk and Ischemic Stabilization, Management and Avoidance) trial showed that the combination of the antiplatelet agents clopidogrel and aspirin did not demonstrate a statistically significant reduction in the risk of heart attack, stroke or cardiovascular death compared to placebo and aspirin in a broad population of patients with either established atherothrombotic disease or multiple risk factors for atherothrombotic events. Analysis of the two main patient enrollment subgroups revealed different responses to clopidogrel and aspirin therapy.

     In patients with established atherothrombotic disease (also referred to as secondary prevention) the CHARISMA findings demonstrated clopidogrel in addition to aspirin and other standard therapy reduced the relative risk of a recurrent heart attack (myocardial infarction or MI), stroke or cardiovascular death by a statistically significant 12.5 percent (p=0.046) compared to patients receiving placebo and aspirin. These patients accounted for nearly 80 percent (n=12,153) of the total CHARISMA study population.

     Patients with multiple risk factors but no clearly established vascular disease did not benefit from the addition of clopidogrel to aspirin (20 percent relative risk increase, p=0.22) . These patients represented approximately 20 percent (n=3,284) of the overall study population. In this patient subgroup, there was an excess in cardiovascular mortality as well as a non-statistically significant increase in bleeding observed in patients treated with clopidogrel and aspirin.

Results of the CHARISMA trial, were presented today at the 55th Annual Scientific Session of the American College of Cardiology (ACC) meeting in Atlanta, Georgia. Additional information, including information on the secondary endpoint, is covered in the press release received from the American College of Cardiology (www.acc.org).

     The CHARISMA trial was coordinated by the Cleveland Clinic Cardiovascular Coordinating Center group. The primary investigator of the CHARISMA trial was Dr. Deepak Bhatt, and the study was chaired by Professor Eric Topol. The CHARISMA trial was supported by grants from sanofi-aventis and Bristol-Myers Squibb.

About Clopidogrel
     Clopidogrel, marketed as Plavix ® and Iscover®, is approved for early and long-term risk reduction in patients at risk for atherothrombotic events. The long-term efficacy and safety of clopidogrel has been studied in landmark clinical trials in more than 100,000 patients and in clinical practice in millions of patients treated worldwide including CURE and CAPRIE. In the CURE trial, patients with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI) were followed for up to one year, and in the CAPRIE trial, patients with recent MI, recent ischemic stroke, or established peripheral artery disease were followed for up to three years.

     Clopidogrel bisulfate is a prescription antiplatelet medicine taken once a day that helps keep platelets in the blood from sticking together and forming clots. Since its initial approval on November 17, 1997, by the U.S. Food and Drug Administration, clopidogrel has been used to treat millions of patients worldwide.1

    Clopidogrel is marketed worldwide by sanofi-aventis (Paris Bourse: EURONEXT: SAN; New York: NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) as Plavix® and Iscover®.

     For more information on clopidogrel, visit www.plavix.com.

WHO SHOULD RECEIVE Plavix ®(clopidogrel bisulfate)?[2]

PLAVIX is indicated for the reduction of atherothrombotic events as follows:

•	Recent Myocardial Infarction (MI), Recent Stroke, or Established Peripheral ArterialDisease (PAD)
For patients with a history of recent MI, recent stroke, or established PAD, PLAVIX has been shown to reduce the rate of a combined end point of new ischemic stroke (fatal or not), new MI (fatal or not),and other vascular death.

•	Acute Coronary Syndrome (ACS)
For patients with ACS (unstable angina/non–Q-wave MI), including patients who are to be managed medically and those who are to be managed with percutaneous coronary intervention (with or without stent) or coronary artery bypass graft surgery (CABG), PLAVIX has been shown to decrease the rate of a combined end point of cardiovascular death, MI, or stroke as well as the rate of a combined end point of cardiovascular death, MI, stroke, or refractory ischemia.

Important Risk Information:

•	PLAVIX is contraindicated in patients with active pathologic bleeding such as peptic ulcer or intracranial hemorrhage. PLAVIX should be used with caution in patients who may be at risk of increased bleeding from trauma, surgery, or coadministration with NSAIDs or warfarin. (SeeCONTRAINDICATIONS and PRECAUTIONS.**)

•	The rates of major and minor bleeding were higher in patients treated with PLAVIX plus aspirin compared with placebo plus aspirin in a clinical trial. (See ADVERSE REACTIONS. **)

•	As part of the worldwide post marketing experience with PLAVIX, there have been cases of reported thrombotic thrombocytopenic purpura (TTP), some with fatal outcome. TTP has been reported rarely following use of PLAVIX, sometimes after a short exposure (<2 weeks). TTP is a serious condition that can be fatal and requires urgent treatment including plasmapheresis (plasmaexchange). (See WARNINGS.**)

•	In clinical trials, the most common clinically important side effects were pruritus, purpura,diarrhea, and rash; infrequent events included intracranial hemorrhage (0.4 percent) and severe neutropenia (0.05 percent). (See ADVERSE REACTIONS.**)

**Please see full prescribing information by visiting www.plavix.com.

About sanofi-aventis
Sanofi-aventis U.S. is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis U.S. is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.

REFERENCES:
1.   Data on file, sanofi-aventis.
2.   Plavix Prescribing Information, sanofi-aventis.